Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings, as defined:
Income Before Income Taxes	$57	$257	$192	$221	$278	$246

Total fixed charges as below	26	105	102	121	114	143

Total earnings	$83	$362	$294	$342	$392	$389

Fixed charges, as defined:
Interest charges (a)	$25	$102	$101	$120	$113	$139
Estimated interest component of operating rentals	1	3	1	1	1	4

Total fixed charges (b)	$26	$105	$102	$121	$114	$143

Ratio of earnings to fixed charges	3.2	3.4	2.9	2.8	3.4	2.7

Preferred stock dividend requirements on a pre-tax basis	$6	$21	$23	$28	$28	$27
Fixed charges, as above	26	105	102	121	114	143
Total fixed charges and preferred stock dividends	$32	$126	$125	$149	$142	$170
Ratio of earnings to combined fixed charges and
preferred stock dividends	2.6	2.9	2.4	2.3	2.8	2.3

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.